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                                                                      EXHIBIT 21


                           SUBSIDIARIES OF THE COMPANY

Western Water Service Company, a Delaware corporation

YG Procyon Corporation, a California corporation

YG Rice Farms, L. P., a California limited partnership directly and indirectly wholly-owned and controlled by the Company

Western Agua, L. P., a Delaware limited partnership in which the Company owns a 70% interest